

20013846

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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| SEC FILE NUMBER |
|---|
| 8-48201 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/19 AND ENDING 03/31/20

MM/DD/YY                                                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FORTE SECURITIES LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, 17th Floor, Room 113

(No. and Street)

New York                    NY                    10017

(City)                        (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILINA STAMOVA                                        (212) 668-8700

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route One South, Ste 4103  Iselin                    NJ                    08830

(Address)                        (City)                        (State)                    (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
*must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of**
**information contained in this form are not required to respond**
**unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _R. Schwringhaus_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FORTE SECURITIES LLC
, as
of _MARCH 31_ , 20 _20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

THERESA GIANNONE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GI4888784
Qualified in Dutchess County
My Commission Expires 04-06-2023

RDS - Pro
Digitally signed by RDS - Pro
Date: 2020.06.24 16:17:57 -04'00'

_Signature_

Assistant CEO
_Title_

_Thresa Giannone_  6/25/2020
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FORTE SECURITIES, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2020

## Table of Contents



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Forte Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Forte Securities, LLC (the "Company") as of March 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

The accompanying Financial Statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the Financial Statement, the Company has suffered recurring losses from operations and has negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The Financial Statement does not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
June 25, 2020

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 50,253 |
| Deposit at clearing broker | | 27,398 |
| Accounts receivable- related party | | 277,369 |
| Accounts receivable | | 285,063 |
| Other assets | | 14,050 |
| **TOTAL ASSETS** | $ | 654,133 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 298,464 |
| **TOTAL LIABILITIES** | | 298,464 |
| **MEMBER'S EQUITY** | | 355,669 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 654,133 |

See Accompanying Notes to Financial Statement

## NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Forte Securities, LLC, (the "Company") was organized in December 1995 as a Texas limited liability company. The company has been registered to do business in New York State since 2005 and operates through its office in New York City. It was formerly known as Southlake Capital, LLC. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Limited Liability Company and is wholly-owned by Forte Securities Holdings, LLC (the "Parent").

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3- 3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by the clearing broker/dealers.

The Company operates as an independent full service broker-dealer in securities. The Company's customers are primarily institutional entities located throughout the United States.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

### Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

### Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

## NOTES TO FINANCIAL STATEMENTS
### MARCH 31, 2020

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Revenue Recognition**
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

**Significant Judgement**
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Commission Income**
The Company is a non-carrying broker dealer that receives commission income generated from trading securities. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.
The Company's role and responsibility as an executing broker is performed only when a customer requests for them to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). The Company does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, the Company does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

The Company and its customers arrangements to do business can be terminated at will by either the customer or the Company at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically one day or less, the trade date.

## NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

**Cash**

The Company maintains principally all cash balances in one financial institution, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

**Receivables and Revenue**

At March 31, 2020, approximately 49% of the Company's receivables were owed from one customer who is a related party. During the year ended March 31, 2020, approximately 44% of the Company's revenue was earned from one customer, which is a related party.

## NOTE 4 – TRANSACTIONS WITH CLEARING BROKER/DEALER:

The agreements with the clearing broker/dealers provide for clearing charges at fixed rates multiplied by the number of the Company's customers' transactions. The agreements also require the Company to maintain a minimum of $30,000 as a deposit in an account with the one clearing broker/dealer.

As of March 31, 2020 the Company terminated its agreement with one of its two clearing broker/dealers.

All of the Company's trading accounts and customers' accounts are maintained by the clearing broker/dealers. Both clearing broker dealers remit to the Company all commissions due related to customers' trading, net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

## NOTE 5 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company had net capital of $171,253, which was $71,253 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.74:1.

## NOTE 6 – OFF BALANCE SHEET RISK:

As discussed in Note 4, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

## NOTE 7 – INCOME TAXES AND DEFERRED TAXES:

The Company files as a single member Limited Liability Company. Consequently net income or loss, in general, is apportioned to the Parent and reported in its tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Deferred income taxes are provided for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax law and rates applicable to the periods in which differences arise. No provisions have been made for deferred taxes or for such differences due to insignificance.

## NOTE 8 - RELATED PARTY:

The Company has an affiliated UK Broker Dealer, Forte Securities Limited, that utilized its services for execution of securities transactions for the year under audit. For the year ended March 31, 2020, the Company earned $604,878, under this arrangement, which is included in commission income on the Statement of Operations. As of March 31, 2020, the receivable from this affiliate was $277,369.

## NOTE 9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after April1, 2019 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there was no impact under the new lease standards on the Company's financial statements as the Company maintains a month to month lease arrangement.

## NOTE 10 - GOING CONCERN

The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. Due to the uncertain market condition during the continuing pandemic, management is not willing to indefinitely commit to funding the Company. Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern within the next twelve months from the date these financial statements are issued. The ability to continue as a going concern is dependent upon profitable future operations and positive cash flows. Subsequent to March 31, 2020, the Company obtained financing from Small Business Administration and it intends to finance operating costs over the next twelve months through profitable operations. The ability to achieve profitable operations is not known at this time.

## NOTE 11 - SUBSEQUENT EVENTS:

The company has evaluated events and transactions that occurred through the date which financial statements were issued, for possible disclosure and recognition in the financial statements.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company may be directly impacted from the market in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

As of April 2, 2020 the Company terminated its relationship with its clearing broker as it was determined that such agreement is not necessary for the current operations of the Company's business.

As of April 6, 2020 the Company was approved by FINRA to reduce its minimum net capital requirement to $5,000.

# FORTE SECURITIES, LLC

**Schedule of SIPC Assessment and Payments**

**For the Year Ended March 31, 2020**

**FORTE SECURITIES, LLC**
**(A LIMITED LIABILITY COMPANY)**
**MARCH 31, 2020**

Table of Contents



SEC
Mail Processing
Section

JUN 3 0 2020

Washington DC
415

**berkower**
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Sole Member of
Forte Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Forte Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended March 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1)  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2)  Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended March 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2020 noting no differences;

3)  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4)  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Berkower LLC*
Berkower LLC

Iselin, New Jersey
June 25, 2020

**FORTE SECURITIES, LLC**
**SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS**
**FOR THE YEAR ENDED MARCH 31, 2020**

| | |
|---|---:|
| **TOTAL REVENUES** | $ 1,377,620 |
| **ADDITIONS** | |
| **DEDUCTIONS** | (131,664) |
| **SIPC NET OPERATING REVENUES** | 1,245,956 |
| **GENERAL ASSESSMENT @ .0015** | 1,869 |
| **Less: Payments made** | 639 |
| **TOTAL ASSESSMENT BALANCE AND INTEREST DUE** | $ 1,230 |

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

For the fiscal year ended **March 31, 2020**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**WORKING COPY**

8-48201
Forte Securities LLC
12 East 49th Street, 17th Floor, Rm 113
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ilina Stamova  212-668-8700

2. A. General Assessment (item 2e from page 2) ..... $ 1,869

   B. Less payment made with SIPC-6 filed (**exclude interest**) ..... ( 639 )
   10/25/2019
   _____Date Paid_____

   C. Less prior overpayment applied ..... ( )

   D. Assessment balance due or (overpayment) ..... 1,230

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum .....

   F. Total assessment balance and interest due (or overpayment carried forward) ..... $ 1,230

   G. **PAYMENT:  √ the box**
   **Check mailed to P.O. Box** ☑ **Funds Wired** ☐
   **Total (must be same as F above)** ..... $ 1,230

   H. Overpayment carried forward ..... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Forte Securities LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of June_____, 20 20 .

FINOP
_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____  _____  _____
       Postmarked  Received  Reviewed

Calculations _____    Documentation _____    Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2019
and ending 3/31/2020

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)          $ 1,377,620

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.          131,225

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.          $ 27

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).          $ 439

        Enter the greater of line (i) or (ii)          439

        Total deductions          131,664

2d. SIPC Net Operating Revenues          $ 1,245,955

2e. General Assessment @ .0015          $ 1,869

        (to page 1, line 2.A.)